UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   ARNSTEIN, IRWIN S.
   222 Municipal Drive
   Richardson, TX  75080-3583
   USA
2. Issuer Name and Ticker or Trading Symbol
   CompuTrac, Inc.
   LLB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - LFMS Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|3/7/20|S*  | |3,502             |D  |$3.75      |                   |      |                           |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/20|M   | |5,000             |A  |$0.875     |                   |      |                           |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/20|M   | |1,400             |A  |$0.750     |                   |      |                           |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/20|M   | |4,310             |A  |$0.875     |                   |      |                           |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/20|M   | |3,150             |A  |$1.250     |31,251             |D     |                           |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$0.875  |3/7/0|M   | |5,000      |A  |7/20/|7/19/|Common Stock|5,000  |$0.875 |-0-         |D  |            |
(right to buy)        |        |0    |    | |           |   |99   |06   |            |       |       |            |   |            |
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Employee Stock Option |$0.750  |3/7/0|M   | |1,400      |A  |(1)  |2/19/|Common Stock|3,500  |$0.750 |2,100       |D  |            |
(right to buy)        |        |0    |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$0.875  |3/7/0|M   | |4,310      |A  |2/01/|1/31/|Common Stock|4,310  |$0.875 |-0-         |D  |            |
(right to buy)        |        |0    |    | |           |   |99   |06   |            |       |       |            |   |            |
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Employee Stock Option |$1.25   |3/7/0|M   | |3,150      |A  |6/11/|06/10|Common Stock|3,150  |$1.250 |-0-         |D  |            |
(right to buy)        |        |0    |    | |           |   |97   |/04  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
S* The sale of 3,502 shares was a stock-for-stock transaction. The shares were valued at the closing price on 3/7/2000 at 3-3/4.
(1) This option becomes exercisible in five equal annual installments beginning February 20, 1999. The shares vested for 1999 and 2000 were exercised.
SIGNATURE OF REPORTING PERSON
  /s/  Irwin S. Arnstein
DATE
April 10, 2000